Exhibit 4.1

Anheuser-Busch InBev

Exceptional Incentive Restricted Stock Units Programme

Terms and conditions relating to the Restricted Stock Units

Definitions

When used in this document, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

AB InBev	Anheuser-Busch InBev NV/SA with its registered office at Grand Place 1, B-1000 Brussels, Belgium;

Acceptance Form	the form in which the Participant confirms, among other things, his acceptance of the Offer of AB InBev and the Restricted Stock Units;

ADS	an American Depositary Share issued under the deposit agreement with the Bank of New York Mellon (or any successor thereof) traded on the New York Stock Exchange (ISIN: US03524A1088) and representing one Share or the right to receive one Share of AB InBev;

Board of Directors	the board of directors of AB InBev;

Code of Dealing	the AB InBev Dealing Code, as amended from time to time;

Committee	the Remuneration Committee of AB InBev;

Confirmation Period	the period during which a Participant must return the completed Acceptance Form to AB InBev, as indicated in the Offer Letter;

Data Controller	AB InBev;

Data Processor	any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Clause 13 for the implementation, administration and management of the Programme and the Share register and RSU register in electronic form;

Dismissal	termination of employment by AB InBev or its subsidiaries.

Dismissal for Serious Cause	termination of employment for serious cause (as determined by the Chief People Officer of AB InBev (or other designee of the Chief People Officer of AB InBev) or, if applicable, as defined in relevant local law) by AB InBev or its subsidiaries;

Divestiture	a situation whereby the Participant’s employer is no longer a subsidiary of AB InBev following a divestiture through the sale of shares in the said AB InBev subsidiary or otherwise;

Grant Date	has the meaning given to it in the Offer Letter;

Offer	the offer of Restricted Stock Units by AB InBev to the Participant as set out in the Offer Letter;

Offer Letter	the notification, in paper format (letter) and/or in electronic format (e-mail), whereby AB InBev communicates the details of the Offer of Restricted Stock Units made to a Participant under the Programme, together with the Acceptance Form;

Outsourcing	a situation whereby (i) a Participant is dismissed by AB InBev or a subsidiary of AB InBev in the framework of a collective dismissal (in the meaning of the Belgian Law of 13 February 1998 or its equivalent in the jurisdiction of the Participant) and is re-employed, together with the other persons who have been likewise dismissed, by a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev; or (ii) a Participant is transferred by AB InBev or a subsidiary of AB InBev in the framework of the Belgian Collective Bargaining Agreement No 32bis of 7 June 1985 (or its equivalent in the jurisdiction of the Participant) to a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev;

Participant	an employee of AB InBev or its subsidiaries who received an Offer Letter, who has duly completed and returned the Acceptance Form, or any Successor to whom Restricted Stock Units have been transferred in accordance with these terms and conditions;

Personal Data	each item of information relating to a Participant including (i) his/her identification data (e.g. name, private or professional contact details), (ii) electronic identification data, (iii) personal characteristics (e.g. date of birth, gender, nationality), (iv) employer’s entity, (v) preferred language, (vi) financial data (e.g. details regarding bank account), (vii) details of all stock options and all other entitlement to shares awarded, cancelled, purchased, vested, unvested or outstanding;

Programme	the Exceptional Incentive Restricted Stock Units Programme;

Prohibited Period	any period defined as such in the Code of Dealing;

Pro-Rata Formula

where:

	PRR	means the number of Restricted Stock Units that will remain in full force and effect following the termination of employment

	HR	means the number of Restricted Stock Units held by the Participant immediately prior to the termination of employment

	M	means the number of full calendar months of employment of the Participant within the AB InBev Group during the period from the Grant Date until the date of termination of employment;

Resignation	the termination by a Participant of employment with AB InBev or its subsidiaries;

RSU or Restricted Stock Unit	the right to receive from AB InBev one existing Share in accordance with these terms and conditions; there are two series of Restricted Stock Units: A and B, for which Vesting Dates and expiry rules differ;

Share	an ordinary share of AB InBev (ISIN: BE0003793107);

Successor	the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Programme after the death of the Participant;

Vesting Date	has the meaning given to it in the Offer Letter;

Vesting Period	the period running from the Grant Date to the Vesting Date (inclusive).

1	Approval of the Programme documentation

The Programme forms part of an agreement between the Participant and AB InBev. By returning to AB InBev their duly completed Acceptance Form, Participants unconditionally agree to be bound by the contents of this document, the Offer Letter and the Acceptance Form.

A Participant who fails to return the completed Acceptance Form before the expiry of the Confirmation Period will be deemed to have refused the Offer and the Restricted Stock Units.

2	Nature and characteristics of the Restricted Stock Units

2.1	Vesting

The Restricted Stock Units are subject to a Vesting Period as further described in the Offer Letter.

On or shortly after the Vesting Date, AB InBev will deliver one Share per Restricted Stock Unit held by the Participant, subject to the provisions of these terms and conditions. Unless explicitly set forth otherwise in these terms and conditions, Restricted Stock Units do not confer any shareholder’s rights.

At the request of the Participant, AB InBev may deliver ADSs listed on the New York Stock Exchange in lieu of Shares upon vesting of the Restricted Stock Units. To this end, Participants will need to indicate in writing to optionmanager@inbev.com before the Vesting Date that they want to be delivered ADSs in lieu of Shares. If a Participant requests to receive ADSs, all applicable references to Shares in the Programme, the Offer Letter and the Acceptance Form, shall mean ADSs with respect to such Participant.

2.2	Dividend protection

Restricted Stock Units entitle their holder to a dividend equivalent during the Vesting Period, which represents an amount equal to the gross dividend paid by AB InBev on the Shares underlying the Restricted Stock Units. This dividend equivalent will be granted to the Participants shortly after the payment of the dividend, in the form of additional Restricted Stock Units with the same vesting conditions, including the same Vesting Date, and governed by the same terms and conditions as the original Restricted Stock Units.

The number of additional Restricted Stock Units to which a Participant is entitled upon payment of a dividend on the Shares underlying the Restricted Stock Units will be calculated by AB InBev. The number will be equal to the amount of the gross dividend divided by the closing share price on Euronext Brussels of the AB InBev Share on the dividend payment date and multiplied by the number of Restricted Stock Units that the Participant holds. The result of this calculation will be rounded down to the closest unit.

2.3	Transferability

Except for transfers as a result of death (see Clause 5.6 below), Restricted Stock Units may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party.

3	Nature and characteristics of the underlying Shares

3.1	General

The Shares to be delivered to the holders of Restricted Stock Units upon vesting of the Restricted Stock Units are existing ordinary Shares of AB InBev with all rights and benefits generally attached to such Shares. AB InBev will, at its discretion, deliver Shares in dematerialised (electronic or book-entry) form or in registered form.

3.2	Dividends

The Shares delivered upon vesting of the Restricted Stock Units give the right to the dividends paid on such Shares decided by AB InBev after the Vesting Date.

3.3	Transferability

Unless agreed otherwise between the Participant and AB InBev, the Shares delivered upon vesting of the Restricted Stock Units are not subject to any transfer restrictions under the rules of the Programme.

4	Expenses and taxes

All costs related to the attribution of the Restricted Stock Units, the attribution of the additional Restricted Stock Units referred to in Clause 2.2 above and the delivery of the underlying Shares will be borne by AB InBev, except capital gain taxes, taxes on stock exchange transactions and income and social security taxes on the income received by the Participants in connection with the delivery or the ownership of the Restricted Stock Units and with the delivery of the underlying Shares or ADSs. To the extent permitted by law, AB InBev may withhold from any payment or delivery of Shares or ADSs any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

5	Expiry of the Restricted Stock Units before the Vesting Date and situation upon termination of employment

5.1	Termination of employment

5.1.1	Restricted Stock Units A

Without prejudice to Clauses 5.2 to 5.6 below, in the case of termination of employment of a Participant, if employment ends before the Vesting Date, all Restricted Stock Units held by the Participant will automatically expire and become null and void.

5.1.2	Restricted Stock Units B

Without prejudice to Clauses 5.2. to 5.6 below, in the case of termination of employment of a Participant:

(i)	if employment ends before the end of the fifth year following the relevant Grant Date, all Restricted Stock Units held by the Participant will automatically expire and become null and void;

(ii)	if employment ends on or after the end of the fifth year following the relevant Grant Date, a portion of the Restricted Stock Units will remain in full force and effect and subject to these terms and conditions, provided that, if so requested by AB InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after the employment has ended.

The portion of Restricted Stock Units that will remain in full force and effect as indicated above will be calculated by AB InBev on the basis of the Pro-Rata Formula. The remaining Restricted Stock Units will automatically expire and become null and void.

The rules under this Clause apply notwithstanding any recourse which might be introduced by a dismissed Participant against the termination of employment.

5.2	Resignation and Dismissal for Serious Cause

Without prejudice to Clauses 5.4 and 5.5 below, in the case of Resignation or Dismissal for Serious Cause of a Participant before the Vesting Date, all Restricted Stock Units held by the Participant on the effective date of the end of employment, will automatically expire and become null and void.

The rules under this Clause 5.2 apply notwithstanding any recourse which might be introduced by a dismissed Participant against such dismissal.

5.3	Outsourcing or Divestiture

5.3.1	Restricted Stock Units A

Without prejudice to Clauses 5.4 and 5.5 below, in the case of Outsourcing or Divestiture, if the effective date of Outsourcing or Divestiture occurs before the Vesting Date, all Restricted Stock Units held by the Participant will automatically expire and become null and void.

5.3.2	Restricted Stock Units B

Without prejudice to Clauses 5.4 and 5.5 below, in the case of Outsourcing or Divestiture before the Vesting Date:

(i)	if the effective date of Outsourcing or Divestiture occurs before the end of the fifth year following the relevant Grant Date, all Restricted Stock Units held by the Participant will automatically expire and become null and void;

(ii)	if the effective date of Outsourcing or Divestiture occurs on or after the end of the fifth year following the relevant Grant Date, a portion of the Restricted Stock Units will remain in full force and effect and subject to these terms and conditions, provided that, if so requested by AB InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after the employment has ended.

The portion of Restricted Stock Units that will remain in full force and effect as indicated above will be calculated by AB InBev on the basis of the Pro-Rata Formula. The remaining Restricted Stock Units will automatically expire and become null and void.

The rules under this Clause 5.3 apply notwithstanding any recourse which might be introduced by a Participant against the Outsourcing or Divestiture.

5.4	Termination of employment after cumulated age of 70

Notwithstanding Clauses 5.1 to 5.3 above, in the case of termination of employment before the Vesting Date, other than a termination of employment resulting from a Dismissal for Serious Cause, at or after a cumulated age of 70 (i.e. the sum, on the date of the end of employment, of (i) the age of the Participant and (ii) the number of years of employment of the Participant within the AB InBev Group), the rules set forth below will apply.

5.4.1	Restricted Stock Units A

All Restricted Stock Units held by the Participant will automatically expire and become null and void.

5.4.2	Restricted Stock Units B

(i)	If the effective date of termination occurs before the end of the fifth year following the relevant Grant Date, all Restricted Stock Units held by the Participant will automatically expire and become null and void;

(ii)	if the effective date of termination occurs on or after the end of the fifth year following the relevant Grant Date, a portion of the Restricted Stock Units will remain in full force and effect and subject to these terms and conditions, provided that, if so requested by AB InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after the employment has ended.

The portion of Restricted Stock Units that will remain in full force and effect as indicated above will be calculated by AB InBev on the basis of the Pro-Rata Formula. The remaining Restricted Stock Units will automatically expire and become null and void.

5.5	Termination of employment after cumulated age of 80

Notwithstanding Clauses 5.1 to 5.3 above, in the case of termination of employment before the Vesting Date, other than a termination of employment resulting from a Dismissal for Serious Cause, at or after a cumulated age of 80 (i.e. the sum, on the date of the end of employment, of (i) the age of the Participant and (ii) the number of years of employment of the Participant within the AB InBev Group), all Restricted Stock Units will remain in full force and effect and subject to these terms and conditions, provided that, if so requested by AB InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after the employment has ended.

5.6	Death or termination of employment following permanent disability

5.6.1	Death

Notwithstanding Clauses 5.1 to 5.5 above, in the case of death of a Participant before the Vesting Date, a portion of the Restricted Stock Units will remain in full force and effect and subject to these terms and conditions.

The portion of Restricted Stock Units that will remain in full force and effect as indicated above will be calculated by AB InBev on the basis of the Pro-Rata Formula, except that in the case of Restricted Stock Units A, the figure “120” used in the Pro-Rata Formula (as defined) will be replaced by “60”. The remaining Restricted Stock Units will automatically expire and become null and void.

5.6.2	Termination of employment following permanent disability

Notwithstanding Clauses 5.1 to 5.5 above, in the case of termination of employment following permanent disability of a Participant before the Vesting Date, all Restricted Stock Units A and B held by the Participant will remain in full force and effect and will vest on the Vesting Date subject to these terms and conditions provided that, if so requested by AB InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after employment has ended.

Except as provided in Clause 5.7 below, the notion of “permanent disability” is to be defined by reference to the law governing the employment in the relevant jurisdiction of the Participant.

5.7	Notwithstanding Clause 5.6 above, for Participants subject to taxation in the United States, “permanent disability” shall mean at least one of the following:

5.7.1	the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

5.7.2	the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant’s AB InBev employer; or

5.7.3	the Participant is determined to be totally disabled by the Social Security Administration.

5.8	In deviation from Clause 5.6, in the case of termination of employment of a Participant who is subject to taxation in the United States before the Vesting Date following permanent disability that does not meet the definition of “permanent disability” under Clause 5.7 above, the Restricted Stock Units will remain in full force and effect and will vest on the Vesting Date.

6	Administration of the Programme

6.1	Delegation to the Committee

The Board of Directors may delegate part or all powers under the Programme to the Committee. In the case of a delegation of powers, the Committee shall: (i) be responsible for the general administration of the Programme in accordance with the provisions thereof, under the supervision of the Board of Directors; and (ii) be authorised to establish rules for the administration, interpretation and application of the Programme and, if necessary, to interpret, amend and cancel these rules, in compliance with these terms and conditions.

In the case of a delegation of powers, the Board of Directors will retain full authority to exercise all the rights and obligations of the Committee under the Programme at any time whatsoever, or to delegate them to another committee constituted by the Board of Directors.

6.2	(Sub-)delegation to any third party

The Board of Directors and the Committee may (sub-)delegate certain well-specified powers to any third party they deem appropriate.

In the case of a (sub-)delegation of powers, the Board of Directors and the Committee will retain full authority to exercise all the rights and obligations so delegated.

7	Amendment to the capital structure and anti-dilution measures

AB InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

In the event that such corporate changes would have an unfavourable effect on the Restricted Stock Units, the number of Restricted Stock Units and/or the number of Shares to which the Restricted Stock Units give rights will be adjusted for the purpose of safeguarding the interests of the holders of Restricted Stock Units, in the manner determined at the sole discretion of the Board of Directors, subject to any required action by the Shareholders’ Meeting of AB InBev. The terms of such adjustment will be communicated to the Participants in due time.

In the event that AB InBev would be merged into another company, the rights and obligations of AB InBev under the Programme will automatically be transferred to the absorbing company and the Restricted Stock Units will no longer give the Participants the right to Shares but instead the right to shares of the absorbing company, subject to applicable law and to any applicable corporate approval. The number of shares of the absorbing company to which each Restricted Stock Units will give right will be determined at the sole discretion of the Board of Directors and/or the board of directors of the absorbing company and will be communicated to the Participants in due time.

8	Electronic register, electronic evidence and electronic delivery

8.1	Electronic Share and RSU register

The Shares and Restricted Stock Units will be recorded in a register, which may be in electronic form and the maintenance of which may be delegated by AB InBev to a third party.

8.2	Electronic evidence

Electronic approvals, instructions, orders, statements and communications between a Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Programme will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Programme, will constitute conclusive evidence between the Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Programme, unless evidence to the contrary is provided by the Participant.

8.3	Consent to electronic delivery

As a condition to receiving the Restricted Stock Units, each Participant consents to delivery of all subsequent information relating to the Restricted Stock Units by electronic means, including e-mails to the Participants and postings on AB InBev’s website or intranet. Such information may include, amongst others, financial information concerning AB InBev. In order to access such information, Participants will be required to access AB InBev’s e-mail system, website and/or intranet. By returning the Acceptance Form, Participants are deemed to acknowledge that they have such access to the e-mail system of AB InBev, to AB InBev’s website and intranet and ordinarily use them in the ordinary course of their employment. Participants may obtain paper copies of any such information by submitting a request to receive paper copies to their respective People Department.

9	Matrimonial regime

In the event that the matrimonial regimes of Participants confer ownership or other rights on their spouses with respect to the Restricted Stock Units, those Participants undertake that their spouses shall appoint them as their sole representatives for all matters arising in relation to the Restricted Stock Units.

10	Death

In the event of a Participant’s death, any Successor acquiring the Restricted Stock Units shall inform AB InBev of the Participant’s death as soon as possible and at the latest one month following the date of death.

11	Modification of the terms and conditions

The Board of Directors may unilaterally modify at any time the practical and/or accessory modalities of the terms and conditions. It may also unilaterally modify the terms and conditions when such modifications are required to comply with any change in legislation.

12	Nature of the Programme

Notwithstanding any provisions to the contrary included in the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Programme:

12.1	the grant of Shares and/or Restricted Stock Units to the Participant in the framework of the Programme is unrelated to his occupational pension rights or pension claims, so that this grant cannot affect these occupational pension rights and claims;

12.2	the Programme, the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Programme do not confer upon the Participant any right to continued employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of AB InBev or its subsidiaries to terminate the Participant’s employment according to the applicable regulations in respect of termination thereof;

12.3	the grant of Restricted Stock Units cannot be considered as a right acquired for the future.

13	Privacy and processing of Personal Data

The Data Controller is responsible for the collection and processing of Personal Data as is necessary for the setting-up and administration of the Programme and the Share register of AB InBev in electronic form.

The Personal Data collected, inter alia, by way of the Acceptance Form will be used exclusively for the purposes of the administration of the Programme and the maintenance of the Share register of AB InBev in electronic form.

The Data Controller can transfer the Personal Data to the Data Processor and the employer of the Participant for the above purposes as well as to regulatory authorities for the purpose of complying with legal obligations in connection with the Programme. Such recipients may be located in jurisdictions outside the European Economic Area that may not provide an adequate level of personal data protection.

The Data Controller and the Data Processor shall abide by the Belgian law of 8 December 1992 on privacy protection in relation to the processing of personal data, as amended from time to time, and its implementing decrees.

Through their signature of the Acceptance Form, the Participants give their consent to the collection and processing of their Personal Data as described in this Clause 13.

The Participants have the right to access and correct their Personal Data by sending a written and signed request to their local People officer.

14	Severability

If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

15	Applicable law

The Restricted Stock Units and these terms and conditions are governed by Belgian law.

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